Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 and the notes thereto and the section headed “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on April 27, 2022, as well as our unaudited interim condensed consolidated financial statements as of September 30, 2022 and for the nine months ended September 30, 2021 and 2022 and the notes thereto included in our current report on Form 6-K furnished to the SEC, to which this document forms an exhibit. This discussion may contain forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators that our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions.

Non-financial Key Performance Indicators

Our non-financial key performance indicators consist of (i) change in the total number of hotels and hotel rooms in our hotel portfolio, (ii) RevPAR (defined as the product of average occupancy rates and average daily room rates achieved), especially RevPAR achieved by our leased and owned hotels, and (iii) same-hotel RevPAR change.

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. As of September 30, 2022, our total hotels in operation were 8,402.

As of September 30, 2022, for legacy Huazhu, our total number of hotel room-nights available for sale was 194 million, and excluding hotels under governmental requisition or temporarily closed, our total room-nights available for sale was 173 million. We use the term “legacy Huazhu” to refer to H World and its subsidiaries, excluding Deutsche Hospitality, which refers to Steigenberger Hotels GmbH (formerly known as Steigenberger Hotels Aktiengesellschaft), a subsidiary of our company established under the laws of Germany on September 12, 1985, and its subsidiaries.

As of September 30, 2022, excluding a small number of hotels that were temporarily closed, the total room-nights available for sale was 6.53 million for legacy DH. We use the term “legacy DH” to refer to Deutsche Hospitality.

The following table sets forth various measures of our total number of hotels and hotel rooms (excluding room-nights of hotels under governmental requisition(1) or temporarily closed(2)) as of September 30, 2022.

	As of September 30, 2022
	Legacy Huazhu	Legacy DH
Total hotels in operation	8,276	126
Leased and owned hotels	631	79
Manachised hotels	7,433	26
Franchised hotels	212	21
Total hotel rooms in operation	772,227	25,262
Leased and owned hotels	90,034	14,939
Manachised hotels	666,197	5,196
Franchised hotels	15,996	5,127
Total hotel room-nights available for sale	173,268,776	6,530,470
Leased and owned hotels	21,539,520	3,941,387
Manachised hotels	147,927,085	1,280,393
Franchised hotels	3,802,171	1,308,690

(1)	As of September 30, 2022, 558 of legacy Huazhu’s hotels were requisitioned by governmental authorities and no legacy DH hotel was requisitioned by government authorities.

(2)	As of September 30, 2022, 14 of legacy Huazhu’s hotels and four hotels of legacy DH were temporarily closed. Legacy Huazhu’s hotels were temporarily closed for brand-upgrade and business-model-change purposes. For legacy DH, the hotels were temporarily closed for renovation, or due to flood damage, extensive hotel refurbishment, or seasonal breaks.

RevPAR. RevPAR is a commonly used operating measure in the lodging industry.

Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressures. From period to period, occupancy of our portfolio may fluctuate as a result of changes in the mix of our mature and ramp-up hotels, as well as special events such as the Shanghai Expo in 2010 and public health events such as COVID-19.

We set the room rates of our hotels primarily based on the location of the hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster. From period to period, average daily room rates of our portfolio may change due to our yield management practices, city mix change and special events such as the Shanghai Expo in 2010 and public health events such as COVID-19.

The following table sets forth our RevPAR, average daily room rate and occupancy rate for legacy Huazhu’s leased and owned hotels as well as manachised and franchised hotels for the periods indicated.

	Nine Months Ended September 30,
	2021	2022

	(Excluding hotels under requisition)
RevPAR (1) (in RMB)
Leased and owned hotels	205	173
Manachised hotels	171	155
Franchised hotels	158	131
Total hotels in operation	176	157
Average daily room rate (1) (in RMB)
Leased and owned hotels	286	269
Manachised hotels	231	230
Franchised hotels	238	224
Total hotels in operation	239	234
Occupancy rate (as a percentage)
Leased and owned hotels	72	64
Manachised hotels	74	67
Franchised hotels	67	59
Total hotels in operation	74	67
Weight of hotel room-nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)(2)	5	2

(1)	The RevPAR and average daily room rates disclosed herein for legacy Huazhu are based on tax-inclusive room rates.
(2)	Represents (i) the aggregate of monthly hotel room-nights available for sale in a given period of leased and owned hotels that had been in operation for less than six months as of the beginning of one of the months within this period, divided by (ii) the aggregate of monthly total hotel room-nights available for sale in that same period.

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The RevPAR for all legacy Huazhu hotels in operation (excluding hotels under governmental requisition) in the nine months ended September 30, 2022 was lower than that in the same period of 2021, primarily due to the outbreak of COVID-19 and the PRC government’s measures to contain its spread, which resulted in lower occupancy rates and average daily room rates of our hotels.

The seasonality of our business may cause fluctuations in our quarterly RevPAR. We typically have the lowest RevPAR in the first quarter due to reduced travel activities in winter and during the Spring Festival holidays, and the highest RevPAR in the third quarter due to increased travel during summer, though these general trends have been disrupted for the past three years by COVID-19’s impact. National and regional special events that attract large numbers of people to travel may also cause fluctuations in our RevPAR.

The following table sets forth our RevPAR, average daily room rates and occupancy rates for the leased hotels as well as manachised and franchised hotels of legacy DH for the periods indicated.

	Nine Months Ended September 30,
	2021	2022
RevPAR(1) (in EUR)
Leased and owned hotels	25	59
Manachised hotels	29	55
Franchised hotels	35	62
All hotels in operation	28	59
Average daily room rate (in EUR)
Leased and owned hotels	89	108
Manachised hotels	86	100
Franchised hotels	89	110
All hotels in operation	88	107
Occupancy rate (as a percentage)
Leased and owned hotels	28	55
Manachised hotels	34	56
Franchised hotels	39	56
All hotels in operation	31	55

(1)	The RevPAR and average daily room rates for legacy DH are based on tax-exclusive room rates.

The RevPAR for all legacy DH hotels in operation in the nine months ended September 30, 2022 was higher than that in the same period of 2021, primarily due to the improving conditions in the lodging market, as the governments relaxed certain COVID-19 prevention and control restrictions in Europe.

The following table sets forth quarterly RevPAR of legacy Huazhu’s operational hotels (excluding hotels under governmental requisition) for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,
	2022	2022	2022
RevPAR (in RMB):
Leased and owned hotels	149	153	215
Manachised hotels	130	140	190
Franchised hotels	118	112	167
Total hotels in operation	132	141	193

The following table sets forth the quarterly RevPAR of legacy DH’s hotels for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,
	2022	2022	2022
RevPAR (in EUR):
Leased and owned hotels	30.7	68.9	76.1
Manachised hotels	32.4	53.3	76.6
Franchised hotels	42.3	70.0	71.6
Total hotels in operation	33.4	66.0	75.3

Same-hotel RevPAR change. Our overall RevPAR trend does not reflect the trend of a stable and mature portfolio, because it may fluctuate when city mix and the mix of mature and ramp-up hotels change. We track same-hotel year-over-year RevPAR changes for legacy Huazhu’s hotels in operation for at least 18 months to monitor the RevPAR trend for our mature hotels on a comparable basis.

The following table sets forth our same-hotel RevPAR for hotels in operation under legacy Huazhu (excluding hotels under governmental requisition) for at least 18 months for the periods indicated.

	As of / For the Three Months Ended
	March 31,	June 30,	September 30,
	2022	2022	2022
Number of hotels in operation for at least 18 months	5,225	4,912	5,488
RevPAR (RMB)	131	138	190
Same-hotel RevPAR change (as a percentage) (1)	(8.9)	(36.2)	3.9

(1)	In calculating the same-hotel RevPAR change (as a percentage) of our mature hotels in a specified period, which are hotels in operation for at least 18 months as of the beginning of one of the months within this period, the average RevPAR of these hotels in the months in which they are mature hotels within this period is compared with the average RevPAR of these same hotels in the corresponding months of the prior year.

Financial Key Performance Indicators

Our financial key performance indicators consist of (i) revenues, (ii) operating costs and expenses, (iii) EBITDA (Non-GAAP) and Adjusted EBITDA (Non-GAAP), and (iv) net cash provided by operating activities.

Revenues. We primarily derive our revenues from operations of our leased and owned hotels and franchise and service fees from our manachised and franchised hotels. The following table sets forth the revenues generated by our leased and owned as well as manachised and franchised hotels and other revenues, each in absolute amount and as a percentage of total revenues for the periods indicated.

	Nine Months Ended September 30,
	2021		2022
	(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Revenues:
Leased and owned hotels	6,025	63.8	6,698	942	66.0
Manachised and franchised hotels	3,300	35.0	3,247	456	32.0
Others	112	1.2	211	30	2.0
Total revenues	9,437	100.0	10,156	1,428	100.0

●	Leased and Owned Hotels. In the nine months ended September 30, 2022, we generated revenue of RMB6,698 million (US$942 million) from our leased and owned hotels, which accounted for 66.0% of our total revenues for the period. We expect that revenues from our leased and owned hotels will continue to constitute a significant portion of our total revenues in the foreseeable future. As of September 30, 2022, we had 44 leased and owned hotels under development.
●	Manachised and Franchised Hotels. In the nine months ended September 30, 2022, we generated revenues of RMB3,247 million (US$456 million) from our manachised and franchised hotels, which accounted for 32.0% of our total revenues for the period. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels to our hotel portfolio. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase in the coming years. As of September 30, 2022, we had 2,269 manachised and franchised hotels under development.
●	Other Revenues. Other revenues were RMB211 million (US$30 million) in the nine months ended September 30, 2022, representing 2.0% of our revenues generated from services other than the operation of hotel businesses during the same period, and mainly included revenues from our provision of IT products and services to hotels, revenues from Hua Zhu mall and other revenues from legacy DH.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, other operating costs, selling and marketing expenses, general and administrative expenses and pre-opening expenses. To mitigate the impact of COVID-19, we have taken measures to improve our cost structure, including negotiating with landlords to reduce or delay rental payments, streamlining our hotel staff, work shift sharing, temporary furlough of staff, and reducing or eliminating discretionary spending and capital expenditures. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	Nine Months Ended September 30,
	2021		2022
	(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Total revenues	9,437	100.0	10,156	1,428	100.0
Operating costs and expenses
Hotel operating costs:
Rents	2,903	30.8	2,973	418	29.3
Utilities	384	4.1	441	62	4.3
Personnel costs	2,180	23.1	2,701	380	26.6
Depreciation and amortization	1,047	11.1	1,063	149	10.5
Consumables, food and beverage	688	7.3	737	104	7.3
Others	885	9.3	915	129	8.9
Total hotel operating costs	8,087	85.7	8,830	1,242	86.9
Other operating costs	38	0.4	39	5	0.4
Selling and marketing expenses	457	4.8	445	63	4.4
General and administrative expenses	1,108	11.7	1,235	174	12.2
Pre-opening expenses	52	0.6	82	12	0.8
Total operating costs and expenses	9,742	103.2	10,631	1,496	104.7

Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental fees incurred during the development stage. Landlords typically offer a two- to eight-month rent-free period at the beginning of a lease. Nevertheless, we book rents during this period on a straight-line basis over the lease term. Therefore, a portion of pre-opening expenses is non-cash rental expenses. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishings), and we are not required to pay rent until this renovation is completed. The following table sets forth the components of our pre-opening expenses for the periods indicated.

	Nine Months Ended September 30,
	2021	2022
	(RMB)	(RMB)	(US$)
	(In millions)
Rents	42	74	10
Personnel cost	4	4	1
Others	6	4	1
Total pre-opening expenses	52	82	12

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below for the periods indicated.

	Nine Months Ended September 30,
	2021		2022
	(RMB)%		(RMB)	(US$)%
Share-based compensation expenses:	(In millions except percentages)
Hotel operating costs	32	34.0	29	4	37.7
Selling and marketing expenses	3	3.2	4	1	5.2
General and administrative expenses	59	62.8	44	6	57.1
Total share-based compensation expenses	94	100.0	77	11	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively. We expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009, August 2010 and March 2015. We granted 37,291,960 shares of restricted stock in the nine months ended September 30, 2022. Relatedly, we recognized share-based compensation as compensation expenses in our statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

EBITDA (Non-GAAP) and Adjusted EBITDA (Non-GAAP). We use earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA, another non-GAAP measure, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	Nine Months Ended September 30,
	2021	2022
	(RMB)	(RMB)	(US$)
	(In millions)
Net loss attributable to H World Group Limited	(7)	(1,697)	(240)
Interest income	(64)	(60)	(8)
Interest expense	313	292	41
Income tax expense (benefit)	(3)	4	1
Depreciation and amortization	1,082	1,096	154
EBITDA (Non-GAAP)(1)	1,321	(365)	(52)
Share-based compensation expenses	94	77	11
Unrealized (gains) losses from fair value changes of equity securities	(120)	499	70
Adjusted EBITDA (Non-GAAP)(1)	1,295	211	29

(1)	We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. In addition, share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as measures of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, unrealized gains (losses) from fair value changes of equity securities, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor Adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA or Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or Adjusted EBITDA in the same manner as we do.

Net Cash Provided by Operating Activities. Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization, impairment loss, noncash lease expense, investment loss (income) and changes in operating assets and liabilities. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with Adjusted EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB520 million (US$72 million) in the nine months ended September 30, 2022. Although China has been continually easing the COVID-19 pandemic control measures, our near-term operating and financial results remain uncertain, including because large numbers of people in China have reportedly contracted COVID-19 after the pandemic control measures were relaxed beginning in early December 2022. That said, we expect that our net cash provided by operating activities will increase as the impact of COVID-19 further diminishes, and our hotel network further expands in the asset-light model, although the size and timing of any such increase remains uncertain.

Results of Operations

We have grown rapidly since we began our current business of operating and managing a multi-brand hotel portfolio in 2007. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of future performance. The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes for the relevant periods.

	Nine Months Ended September 30,
	2021		2022
	RMB	%	(RMB)	(US$)%
	(In millions except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	6,025	63.8	6,698	942	66.0
Manachised and franchised hotels	3,300	35.0	3,247	456	32.0
Others	112	1.2	211	30	2.0
Total revenues	9,437	100.0	10,156	1,428	100.0
Operating costs and expenses(1):
Hotel operating costs	8,087	85.7	8,830	1,242	86.9
Other operating costs	38	0.4	39	5	0.4
Selling and marketing expenses	457	4.8	445	63	4.4
General and administrative expenses	1,108	11.7	1,235	174	12.2
Pre-opening expenses	52	0.6	82	12	0.8
Total operating costs and expenses	9,742	103.2	10,631	1,496	104.7
Other operating income, net	431	4.6	275	39	2.7
Income (loss) from operations	126	1.3	(200)	(29)	(2.0)
Interest income	64	0.7	60	8	0.6
Interest expenses	(313)	(3.3)	(292)	(41)	(2.9)
Other income (expense), net	205	2.2	74	10	0.7
Unrealized gain (loss) from fair value changes of equity securities	120	1.3	(499)	(70)	(4.9)
Foreign exchange (loss) gain	(204)	(2.2)	(822)	(116)	(8.1)
Loss before income taxes	(2)	(0.0)	(1,679)	(238)	(16.5)
Income tax expense (benefit)	(3)	(0.0)	4	1	0.0
Loss from equity method investments	(18)	(0.2)	(39)	(5)	(0.4)
Net loss	(17)	(0.2)	(1,722)	(244)	(17.0)
Less: net loss attributable to noncontrolling interest	(10)	(0.1)	(25)	(4)	(0.2)
Net loss attributable to H World Group Limited	(7)	(0.1)	(1,697)	(240)	(16.7)

(1)	Includes share-based compensation expenses as follows:

	Nine Months Ended September 30,
	2021	2022
	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	94	77	11

Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021

Total Revenues. Our total revenues increased by 7.6% from RMB9,437 million in the nine months ended September 30, 2021 to RMB10,156 million (US$1,428 million) in the same period of 2022. This increase was primarily thanks to the robust recovery of our European business since Europe’s lifting of COVID-19 related restrictions starting from mid-February 2022. These factors were offset in part by the negative impact of the Omicron variant’s spread in China, due to extensive lockdowns in various cities in China especially in April and May 2022.

●	Leased and Owned Hotels. Total revenues from our leased and owned hotels increased by 11.2% from RMB6,025 million in the nine months ended September 30, 2021 to RMB6,698 million (US$942 million) in the same period of 2022. Legacy Huazhu’s total revenues from leased and owned hotels in the nine months ended September 30, 2022 were RMB4,526 million (US$636 million), representing an 11.4% decrease compared to the same period of 2021, primarily due to the negative impact of the Omicron variant’s spread in China, due to extensive lockdowns in various cities in China especially in April and May 2022. Legacy DH’s total revenues from leased and owned hotels in the nine months ended September 30, 2022 were RMB2,172 million (US$305 million), representing a 137.1% increase compared to the same period of 2021, primarily thanks to the robust recovery of our European business since Europe’s lifting of COVID-19 related restrictions starting from mid-February 2022.
●	Manachised and Franchised Hotels. Total revenues from our manachised and franchised hotels remained relatively stable at RMB3,300 million in the nine months ended September 30, 2021 and RMB3,247 million (US$456 million) in the same period of 2022. Legacy Huazhu’s total revenues from manachised and franchised hotels in the nine months ended September 30, 2022 were RMB3,194 million (US$449 million), representing a 2.3% decrease compared to the same period of 2021, primarily due to the negative impact of the Omicron variant’s spread in China, as well as the management fee waiver we provided for our franchisees, offset in part by our continued network expansion. Legacy DH’s total revenues from manachised and franchised hotels in the nine months ended September 30, 2022 was RMB53 million (US$7 million), representing a 65.6% increase compared to the same period of 2021, primarily thanks to the robust recovery of our European business.
●	Other Revenues. Other revenues increased by 88.4% from RMB112 million in the nine months ended September 30, 2021 to RMB211 million (US$30 million) in the same period of 2022.

Operating Costs and Expenses. Our total operating costs and expenses increased by 9.1% from RMB9,742 million in nine months ended September 30, 2021 to RMB10,631 million (US$1,496 million) in the same period of 2022.

●	Hotel Operating Costs. Our hotel operating costs increased by 9.2% from RMB8,087 million in the nine months ended September 30, 2021 to RMB8,830 million (US$1,242 million) in the same period of 2022, primarily due to the continued hotel network expansion of legacy Huazhu, and business recovery of legacy DH, partially offset by our cost control measures to achieve rental reductions. Our hotel operating costs as a percentage of total revenues increased from 85.7% in the nine months ended September 30, 2021 to 86.9% in the same period of 2022. Legacy Huazhu’s hotel operating costs in the nine months ended September 30, 2022 were RMB6,724 million, representing 85.1% of legacy Huazhu’s total revenues for the same period.
●	Selling and Marketing Expenses. Our selling and marketing expenses remained relatively stable at RMB457 million in the nine months ended September 30, 2021 and RMB445 million (US$63 million) in the same period of 2022, mainly due to our cost control measures for legacy Huazhu to address the negative impact of the Omicron variant’s spread in China, partially offset by increased selling and marketing expenses for legacy DH in line with its business recovery. Our selling and marketing expenses as a percentage of total revenues decreased from 4.8% in the nine months ended September 30, 2021 to 4.4% in the same period of 2022. Legacy Huazhu’s selling and marketing expenses in the nine months ended September 30, 2022 were RMB248 million, representing 3.1% of legacy Huazhu’s total revenues for the same period.
●	General and Administrative Expenses. Our general and administrative expenses increased by 11.5% from RMB1,108 million in the nine months ended September 30, 2021 to RMB1,235 million (US$174 million) in the same period of 2022, primarily due to investments in our business development team, information technology division and upscale hotel division, partially offset by lower headquarter expenses since the second quarter of 2022. Our general and administrative expenses as a percentage of total revenues increased from 11.7% in the nine months ended September 30, 2021 to 12.2% in the same period of 2022. Legacy Huazhu’s general and administrative expenses in the nine months ended September 30, 2022 were RMB943 million, representing 11.9% of legacy Huazhu’s total revenues for this period.
●	Pre-opening Expenses. Our pre-opening expenses increased by 57.7% from RMB52 million in the nine months ended September 30, 2021 to RMB82 million (US$12 million) in the same period of 2022, mainly attributable to an increase in our leased and owned hotels that were under construction and commenced operations. Our pre-opening expenses as a percentage of total revenues increased from 0.6% in the nine months ended September 30, 2021 to 0.8% in the same period of 2022. Our pre-opening expenses in the nine months ended September 30, 2022 were primarily from legacy Huazhu.

Other Operating Income, Net. Our other operating income decreased by 36.2% from RMB431 million in the nine months ended September 30, 2021 to RMB275 million (US$39 million) in the same period of 2022, which was mainly attributable to lower governmental subsidies for our legacy DH business.

Income (Loss) from Operations. As a result of the foregoing, we had loss from operations of RMB200 million (US$29 million) in the nine months ended September 30, 2022, compared to income from operations of RMB126 million in the same period of 2021. Legacy Huazhu’s income from operations in the nine months ended September 30, 2022 was RMB54 million (US$8 million).

Interest Income (Expense), Net. Our net interest expense was RMB232 million (US$33 million) in the nine months ended September 30, 2022. Our interest income was RMB60 million (US$8 million), and our interest expense was RMB292 million (US$41 million) in the same period. Our net interest expense was RMB249 million in the nine months ended September 30, 2021. Our interest income was RMB64 million, and our interest expense was RMB313 million in the same period.

Other Income (Expense), Net. We recorded other income, net, of RMB74 million (US$10 million) in the nine months ended September 30, 2022, compared to RMB205 million in the same period of 2021 primarily attributable to our gains from our sales of Accor’s shares in 2021.

Unrealized Gains (Losses) from Fair Value Changes of Equity Securities. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as Accor. Our unrealized losses from fair value changes of equity securities were RMB499 million (US$70 million) in the nine months ended September 30, 2022, primarily due to decrease in the price of Accor’s shares we held. We had unrealized gains from fair value changes of equity securities of RMB120 million in the nine months ended September 30, 2021.

Foreign Exchange (Loss) Gain. Our foreign exchange loss was RMB822 million (US$116 million) in the nine months ended September 30, 2022, compared to our foreign exchange loss of RMB204 million in the same period of 2021. Our foreign exchange loss in the nine months ended September 30, 2022 was primarily attributable to the exchange loss related to our investment in Accor denominated in Euro and certain internal loan receivables denominated in Euro as a result of the Euro’s depreciation.

Income Tax (Expense) Benefit. Our income tax expense was RMB4 million (US$1 million) in the nine months ended September 30, 2022, compared to income tax benefit of RMB3 million in the same period of 2021. The income tax expense, despite loss before income tax, in the nine months ended September 30, 2022 primarily resulted from the valuation allowance provided for deferred tax assets and different tax rates applicable to entities operating in different jurisdictions.

Equity Method Investments. Our loss from equity method investments was RMB39 million (US$5 million) in the nine months ended September 30, 2022, compared with RMB18 million in the same period of 2021, primarily due to losses incurred by certain of our investee companies under the impact of COVID-19.

Net Loss Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net loss attributable to noncontrolling interest was RMB10 million and RMB25 million (US$4 million) in the nine months ended September 30, 2021 and 2022, respectively.

Net Loss Attributable to H World Group Limited. Net loss attributable to H World Group Limited increased from RMB7 million in the nine months ended September 30, 2021 to RMB1,697 million (US$240 million) in the same period of 2022, (i) primarily because our revenue in China was negatively affected by COVID-19’s outbreaks and related pandemic-control measures, which offset in part the revenue gains from our European operations; and (ii) also due to a decrease in the price of Accor’s shares we held, and the exchange loss related to our investment in Accor as well as certain internal loan receivables denominated in Euro as a result of the Euro’s depreciation. In the nine months ended September 30, 2022, legacy Huazhu’s net loss attributable to H World Group Limited was RMB1,336 million (US$188 million).

EBITDA (Non-GAAP) and Adjusted EBITDA (Non-GAAP). EBITDA (Non-GAAP) was negative RMB365 million (US$52 million) in the nine months ended September 30, 2022, compared with RMB1,321 million in the same period of 2021. Adjusted EBITDA (non-GAAP) decreased to RMB211 million (US$29 million) in the nine months ended September 30, 2022 from RMB1,295 million in the same period of 2021. These changes resulted primarily from the same reasons that caused an increase in net loss attributable to H World Group Limited discussed above. In the nine months ended September 30, 2022, legacy Huazhu’s EBITDA (non-GAAP) was negative RMB249 million (US$35 million) and Adjusted EBITDA (non-GAAP) was RMB327 million (US$46 million). For more information on our EBITDA (Non-GAAP) and Adjusted EBITDA (Non-GAAP), see the section headed “Key Performance Indicators—Financial Key Performance Indicators” above.

Outstanding Indebtedness

As of September 30, 2022, we had a total debt balance of RMB11.2 billion (US$1.6 billion), unutilized facilities of approximately RMB2,410 million and a revolving credit facility of EUR70 million.

In August 2022, we entered into an agreement with several banks regarding a term facility of EUR220 million and the RMB-equivalent of EUR110 million, and an EUR70 million revolving credit facility. As of September 30, 2022, we had drawn down EUR220 million and the RMB-equivalent of EUR110 million under the facility agreement, and repaid nil. As of the same date, using primarily proceeds from these borrowings, we had repaid in full the outstanding loan of EUR338 million under our long-term bank facility of EUR440 million due in December 2022. For the nine-month period ended September 30, 2022, the weighted average interest rate of borrowings drawn under this agreement was 2.58% for the EUR 220 million term facility and 3.55% for the RMB-equivalent of EUR110 million term facility.

In October 2022, we entered into a one-year USD-denominated facility agreement that allowed us to draw down no more than RMB1,000 million with the interest rate to be determined case by case, and another one-year US$123 million facility agreement with a 5.4% fixed interest rate per annum. As of the date of this document, we have drawn down US$65 million under the former facility and US$121 million under the latter facility.

On November 1, 2022, using the EUR70 million revolving credit facility and our cash and cash equivalents, we redeemed in full our convertible senior notes due 2022, which had a principal amount of US$475 million.

We had complied with the covenants under our existing banking facilities as of September 30, 2022.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, proceeds from our global offering on the Hong Kong Stock Exchange, borrowings from commercial banks and issuance of convertible senior notes due 2026. As of September 30, 2022, we had RMB5.2 billion (US$728 million) in cash and cash equivalents and RMB40 million (US$6 million) in restricted cash. Our cash and cash equivalents and restricted cash consist of cash on hand, liquid investments that have maturities of three months or less when acquired and are unrestricted as to withdrawal or use, deposits used as security against borrowings, and deposits restricted due to contract disputes or lawsuits or special purposes. Our cash and cash equivalents as of September 30, 2022 consisted primarily of Renminbi and U.S. dollars.

Our businesses have been significantly impacted by the global outbreak of COVID-19, and we experienced operating losses in the full year of 2020 and 2021 and the nine months ended September 30, 2022. As of September 30, 2022, our current liabilities exceeded our current assets by RMB4,172 million (US$586 million). These conditions and events may raise substantial doubt about our ability to continue as a going concern within the following year. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Our management has evaluated the significance of the above conditions and believes the going concern assumption to be appropriate based on the following considerations:

●	We have generated positive cash flow from operations for several consecutive years and recorded a net operating cash inflow of RMB520 million for the nine months ended September 30, 2022; and

●	We have performed a review of our cash flow forecasts for the next twelve months.

Our management believes the relevant conditions and events that raise substantial doubt on our going concern are mitigated by the following plans and actions:

●	We have the ability to sell our short-term investments that can be readily convertible into cash, the fair value of which was approximately RMB1,915 million as of September 30, 2022; and
●	As of September 30, 2022, we had unused facilities of approximately RMB2.9 billion, including a revolving credit facility of EUR70 million. We used this revolving credit facility to redeem the convertible senior notes due on November 1, 2022. Based on our historical experience, funding requests in the ordinary course of business will be approved by banks provided that we submit the required supporting documentation and the amount is within the credit limit granted.

Based on the above factors, our management believes that adequate sources of liquidity exist to fund our working capital and capital expenditures requirements, and to meet our other liabilities and commitments as they become due for at least the next twelve months.

As of September 30, 2022, we had 44 properties for our leased and owned hotels under development. As of the same date, we expected to incur capital expenditures of approximately RMB1,178 million in connection with certain recently completed leasehold improvements and the funding of the leasehold improvements of those 44 leased and owned hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Nine Months Ended
	September 30,
	2021	2022
	(RMB)	(RMB)	(US$)
	(In millions)
Net cash provided by operating activities	473	520	72
Net cash used in investing activities	(899)	(670)	(94)
Net cash provided by (used in) financing activities	(1,202)	6	2
Effect of exchange rate changes on cash and cash equivalents	(51)	220	31
Net change in cash, cash equivalents and restricted cash	(1,679)	76	11
Cash, cash equivalents and restricted cash at the beginning of the period	7,090	5,141	723
Cash, cash equivalents and restricted cash at the end of the period	5,411	5,217	734

Operating Activities

In the nine months ended September 30, 2022, we financed our operating activities primarily through cash generated from operations. Net cash provided by operating activities amounted to RMB520 million (US$72 million) in the nine months ended September 30, 2022, primarily attributable to (i) an add-back of RMB1,940 million (US$273 million) in noncash lease expense, (ii) an add-back of RMB1,143 million (US$161 million) in depreciation and amortization and others, (iii) an add-back of RMB590 million (US$83 million) in foreign currency exchange loss, and (iv) an add-back of RMB434 million (US$61 million) in investment loss, partially offset by (i) changes in operating assets and liabilities of RMB2,167 million (US$305 million), and (ii) our net loss of RMB1,722 million (US$244 million).

Investing Activities

Our cash used in investing activities in the nine months ended September 30, 2022 was primarily related to (i) capital expenditures of RMB824 million (US$116 million), (ii) purchase of investments of RMB377 million (US$53 million), and (iii) loan advances of RMB152 million (US$21 million), partially offset by (i) proceeds from maturity/sale and return of investments of RMB568 million (US$80 million), and (ii) loan collections of RMB172 million (US$24 million).

Financing Activities

Our major financing activities consist of loans with commercial banks, proceeds from global offering on the Hong Kong Stock Exchange, issuance of convertible senior notes due 2026 and payment of dividends. We had net cash provided by financing activities of RMB6 million (US$2 million) in the nine months ended September 30, 2022, primarily attributable to proceeds from debt of RMB4,813 million (US$677 million), offset in part by repayment of debt of RMB4,111 million (US$578 million), dividend paid of RMB416 million (US$58 million) and payment for share repurchases of RMB334 million (US$47 million).

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment, and technology, information and operational software. Our capital expenditures totaled RMB824 million (US$116 million) in the nine months ended September 30, 2022, which consisted of RMB818 million (US$115 million) in property and equipment and RMB6 million (US$1 million) in software and licenses. As of September 30, 2022, we expected to incur capital expenditures of approximately RMB1,178 million in connection with certain recently completed leasehold improvements and the funding of the leasehold improvements of our 44 leased and owned hotels under development. We expect to incur additional capital expenditures to speed up the growth of our operations, and expect that our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

Recent Developments

In June 2022, we changed the English name of our Cayman Islands holding company from “Huazhu Group Limited” to “H World Group Limited” and adopted “華住集團有限公司” as its dual foreign name in Chinese. In July 2022, we changed our website from ir.huazhu.com to ir.hworld.com to reflect the name change. At the same time, we completed the registration of the new name of our Cayman Islands holding company “H World Group Limited 華住集團有限公司” in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong). In August 2022, the English stock short name for trading in our shares on the Hong Kong Stock Exchange was changed from “HUAZHU-S” to “HWORLD-S,” and our address of principal place of business in Hong Kong was changed to 46/F, Hopewell Center, 183 Queen’s Road East, Wan Chai, Hong Kong. In September 2022, we adopted a new company logo to reflect the name change.

In October 2022, we entered into a one-year USD-denominated facility agreement that allows us to draw down no more than RMB1,000 million with the interest rate to be determined case by case, and another one-year US$123 million facility agreement with a 5.4% fixed interest rate per annum. As of the date of this document, we had drawn down US$65 million under the former facility and US$121 million under the latter facility.

We fully redeemed our convertible senior notes due 2022 on the maturity date of November 1, 2022.

In December 2022, we appointed Ms. Jihong He to replace Ms. Hui Chen as our new chief financial officer. Ms. He joined our company in October 2021 as the chief executive officer of international business. Prior to joining our company, Ms. He was the Chief Corporate Strategy Officer and CEO of Data Center of CapitaLand (SGX: C31) from July 2019 to August 2021. Prior to that, she worked with Temasek, including serving as a director and a managing director, successively, of Temasek International from July 2013 to March 2018, and as the chief strategy officer and chief investment officer of Ascendas-Singbridge, a Temasek portfolio company, from June 2015 and June 2019. Prior to that, she worked for Roland Berger Strategy Consultants (“Roland Berger”), with the latest position as a principal and a member of the Asia Leadership Team. Before joining Roland Berger, Ms. He worked as a senior manager in global investments & terminal operations at Fraport AG from January 2002 to August 2005. She started her career as a product manager of the global marketing chemicals division at BASF SE in Germany in 1997. Ms. He obtained her MBA degree from the University of British Columbia in Canada.

COVID-19 Update

For our legacy Huazhu business, after the RevPAR in the third quarter of 2022 recovered to approximately 90% of the 2019 level, the RevPAR in October and November 2022 recovered to approximately 74% and 87% of the 2019 levels, respectively. These changes were primarily due to the sporadic resurgence of COVID-19 in China since the beginning of October 2022.

China has significantly eased its COVID-19 control measures. In early December 2022, China substantially reduced the frequency of PCR testing and removed the designation of high-risk regions and various domestic travel restrictions. On January 8, 2023, China downgraded the management of COVID-19 from Class A to Class B; this change in the classification of illness means, among other things, that infected cases will no longer be quarantined, their close contacts will no longer be tracked, large scale PRC testing will no longer be conducted, and disease control measures targeting incoming international travelers and imported cargo will be lifted. While we believe that these actions have boosted consumers’ willingness to travel and demand for lodging, uncertainties still exist with respect to the effect of these measures on our business and results of operations. In particular, a large number of people in China have reportedly contracted COVID-19 after China’s control measures were relaxed, and many people may avoid travelling in the coming months for fear of being infected. In addition, we cannot guarantee that governments of the PRC or any other jurisdiction where we operate will not re-adopt control measures, such as travel restrictions and quarantine requirements, to combat the pandemic (including any new variant), which could slow down the recovery of our industry.

Legacy DH hotels have experienced continuing RevPAR recovery since March 2022. After Legacy DH’s blended RevPAR reached approximately 102% of the 2019 level in the third quarter of 2022, its blended RevPAR in October and November 2022 further increased to approximately 102% and 115% of the 2019 levels, respectively. This recovery was primarily driven by an increase in legacy DH’s average daily room rates, while its occupancy remained lower than the 2019 level. The energy crisis and inflation in Europe are expected to continue, and therefore further increases in the average daily room rates will be required to retain positive operating results. At the same time, legacy DH plans to continue to focus on efficiency improvements, negotiation of lease contract adjustments, and cost optimization.